Mail Stop 3561

December 19, 2008

Mr. James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re: Animal Health International, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 001-33273**

Dear Mr. Robison:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services